Exhibit 99.2

INTERNATIONAL ROYALTY CORPORATION

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned Shareholder of International Royalty Corporation (the “Corporation”) hereby appoints Douglas B. Silver, Chief Executive Officer, or failing him, Ray W. Jenner, Chief Financial Officer, or instead of either of them, ___________________________________ as nominee of the undersigned, with power of substitution, to attend, act for and vote on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on Wednesday, May 21, 2008 (the “Meeting”) and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the common shares represented by this proxy are specifically directed to be voted as indicated below.

1.

FOR ☐  WITHHOLD VOTE ☐  For the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors to fix their remuneration.

2.

FOR ☐  AGAINST ☐  For the ordinary resolution to fix the number of directors to be elected at the Meeting at seven.

3.

To vote in respect of the election of the following persons as directors of the Corporation:

FOR ☐ WITHHOLD VOTE ☐ Douglas B. Silver	FOR ☐ WITHHOLD VOTE ☐ Douglas J. Hurst
FOR ☐ WITHHOLD VOTE ☐ Robert W. Schafer	FOR ☐ WITHHOLD VOTE ☐ Gordon J. Fretwell
FOR ☐ WITHHOLD VOTE ☐ Rene G. Carrier	FOR ☐ WITHHOLD VOTE ☐ Christopher Daly
FOR ☐ WITHHOLD VOTE ☐ Colm St. Roch Seviour

4.

FOR ☐  AGAINST ☐  For the ordinary resolution to confirm the Company’s Amended and Restated Stock Option Plan.

5.

FOR ☐  AGAINST ☐  For the ordinary resolution to approve certain amendments to the Company’s Amended and Restated Stock Option Plan.

This proxy will be voted and where a choice is specified, will be voted as directed. Where no choice is specified, this proxy will confer discretionary authority and will be voted FOR the matters referred to above.

This proxy also confers discretionary authority to vote in respect of any other matter which may properly come before the Meeting and in such manner as such nominee in his or her judgment may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management’s nominees above.

Previous proxies are hereby revoked.

DATED this ________ day of ____________________, 2008.
_________________________________________________________ Signature of Shareholder
_________________________________________________________ Name of Shareholder (print)
_________________________________________________________ Number of Shares

(See Over)

NOTE:

1.

A person appointed as nominee to represent a shareholder need not be a shareholder.

2.

This proxy is to be read in conjunction with the accompanying Notice of Annual and Special Meeting of Shareholders and Management Information Circular.

3.

This proxy must be signed by the holder of common shares or an attorney duly authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, guardians, attorneys and officers of corporations should add their titles when signing. If the proxy is signed on behalf of a corporation or another individual, the corporation may, in its discretion, require documentation evidencing the power to sign the proxy with the signing capacity stated.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.

If a person who has given a proxy attends personally at the Meeting, or any adjournments thereof, at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Secretary of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof or to the Chair of the Meeting on the day of the Meeting, or any adjournments thereof, and upon such deposit the proxy shall be deemed to be irrevocably revoked.

6.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver this form of proxy to the Corporation’s registrar and transfer agent CIBC Mellon Trust Company, either by:

(a)

using the enclosed return envelope;

(b)

by mail to:

CIBC Mellon Trust Company

P.O. Box 721

Agincourt, Ontario

M1S 0A1

(c)

hand delivery (not courier) to:

CIBC Mellon Trust Company

320 Bay Street, Banking Hall

Toronto, Ontario; or

(d)

by fax to (416) 368-2502,

so it is received at or before 5:00 p.m. (Toronto time) on Friday, May 16, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.